Oncolytics Biotech® Announces Publication of an Abstract for the 2020 Gastrointestinal Cancers Symposium Highlighting CEACAM6 as a Potential Prognostic Biomarker Candidate for Pancreatic Cancer

Statistically significant, near doubling of progression free survival

CEACAM6 – New prognostic biomarker candidate for pelareorep sensitivity

SAN DIEGO, CA and CALGARY, AB, January 22, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today stated that the previously announced abstract for a poster to be presented at the 2020 Gastrointestinal Cancers Symposium sponsored by ASCO in San Francisco, has been published. The abstract highlights new biomarker data from the randomized study NCI 8601: Carboplatin and Paclitaxel With or Without Viral Therapy in Treating Patients With Recurrent or Metastatic Pancreatic Cancer.

The abstract, CEACAM6 is a candidate biomarker for Reolysin® (pelareorep) sensitivity in pancreatic adenocarcinoma (PDAC), was co-authored by Dr. Anne Noonan, Department of Medical Oncology, Ohio State University Wexner Medical Center, Richard Solove Research Institute and James Cancer Hospital, and Dr. Tanios Bekaii-Saab Senior Associate Consultant, Division of Hematology/Oncology, Department of Internal Medicine, Mayo Clinic, Phoenix, Arizona.

Data in the abstract associate low levels of the gene CEACAM6 with prolonged progression free survival (PFS) in pelareorep-treated patients with pancreatic cancer, with PFS improving from 5.72 months to 10.32 months (p=0.05). This effect was not seen in non-pelareorep treated patients. Consequently, CEACAM6 may serve as a prognostic biomarker for sensitivity of pancreatic tumors to pelareorep treatment. Additional data will be announced following the poster presentation.

Abstracts are available on the ASCO meeting library website at https://meetinglibrary.asco.org/. The poster will be added to the Oncolytics corporate website shortly after the presentation.

Abstract ID:         285103
Abstract Number:    746
Poster Board:         M13

Abstract Title:	CEACAM6 as a candidate biomarker for pelareorep sensitivity in pancreatic adenocarcinoma (PDAC)

Session Information:	Poster Session B: Hepatobiliary Cancer, Neuroendocrine/Carcinoid, Pancreatic Cancer, and Small Bowel Cancer
Session Date & Time:     January 24, 2020 from 12:00 PM-1:30 PM & 4:30 PM-5:30 PM

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning

"cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com